SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES ACT OF 1934

Amendment No. 1

KNOWBE4, INC.

(Name of the Issuer)

KnowBe4, Inc.

Oranje Merger Sub, Inc.

Oranje Holdco, LLC

VEPF VII SPV I, L.P.

VEPF VII SPV I Holdings, L.P.

Vista Equity Partners Fund VII GP, L.P.

VEPF VII GP, Ltd.

Robert F. Smith

KKR Knowledge Investors L.P.

Stephen Shanley

Elephant Partners I, L.P.

Elephant Partners II, L.P., for itself and as nominee for Elephant Partners II-B, L.P.

Elephant Partners II-B, L.P.

Elephant Partners 2019 SPV-A, L.P.

Jeremiah Daly

Sjoerd Sjouwerman

Sjouwerman Enterprises Limited Partnership

Sjouwerman Management, LLC

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

49926T104

(CUSIP Number of Class of Securities)

Sjoerd Sjouwerman Chief Executive Officer KnowBe4, Inc. 33 N. Garden Avenue, Suite 1200 Clearwater, FL 33755 (855) 566-9234

Christina Lema

Oranje Merger Sub, Inc.

Oranje Holdco, LLC

VEPF VII SPV I, L.P.

VEPF VII SPV I Holdings, L.P.

Vista Equity Partners Fund VII GP, L.P.

VEPF VII GP, Ltd.

Robert F. Smith

c/o Vista Equity Partners Management, LLC

Four Embarcadero Center,

20th Floor

San Francisco, CA 94111

(415) 765-6500

Stephen Shanley KKR Knowledge Investors L.P. c/o Kohlberg Kravis Roberts & Co. L.P. 30 Hudson Yards New York, NY 10001 (212) 750-8300

Elephant Partners I, L.P.

Elephant Partners II, L.P., for itself and as nominee for Elephant Partners II-B, L.P.

Elephant Partners II-B, L.P.

Elephant Partners 2019 SPV-A, L.P.

Jeremiah Daly

c/o JAHD Management Company, LLC

8 Newbury Street, 6th Floor

Boston, MA 02116

(617) 913-6611

Sjoerd Sjouwerman Sjouwerman Enterprises Limited Partnership Sjouwerman Management, LLC c/o KnowBe4, Inc. 33 N. Garden Avenue, Suite 1200 Clearwater, FL 33755 (855) 566-9234

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Todd Cleary Douglas K. Schnell Megan J. Baier Catherine Riley Tzipori Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas New York, NY 10019 (212) 999-5800	Daniel E. Wolf, P.C. David M. Klein, P.C. Chelsea Darnell Kirkland & Ellis LLP 601 Lexington Ave. New York, NY 10022 (212) 446-4800	Saee Muzumdar Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 (212) 351-4000	Adam Stella Jake Lloyd Moulton Moore Stella LLP Frank Gehry Building 2431 Main Street, Suite C Santa Monica, CA 90405 (310) 399-0950	Bradley Faris Hans Brigham Latham & Watkins LLP 330 North Wabash Ave. Chicago, IL 60611 (312) 876-7700

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13e-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 1 to Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) KnowBe4, Inc., a Delaware corporation (“KnowBe4” or the “Company”) and the issuer of the Class A common stock, par value $0.00001 per share (the “KnowBe4 Class A common stock” and together with KnowBe4’s Class B common stock, par value $0.00001 per share (the KnowBe4 Class B common stock”), the “KnowBe4 common stock”) that is the subject of the Rule 13e-3 transaction; (2) Oranje Holdco, LLC, a Delaware limited liability company (“Parent”); (3) Oranje Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”); (4) VEPF VII SPV I, L.P., a Delaware limited partnership and VEPF VII SPV I Holdings, L.P., a Delaware limited partnership (collectively, the “VEPF Funds”); (5) Vista Equity Partners Fund VII GP, L.P., a Cayman Islands exempted limited partnership; (6) VEPF VII GP, Ltd., a Cayman Islands exempted company; (7) Robert F. Smith; (8) KKR Knowledge Investors L.P., a Delaware limited partnership (“KKR Investor”); (9) Stephen Shanley; (10) Elephant Partners I, L.P., a Delaware limited partnership, Elephant Partners II, L.P. for itself and as nominee for Elephant Partners II-B, L.P., a Delaware limited partnership, and Elephant Partners 2019 SPV-A, L.P., a Delaware limited partnership (collectively, the “Elephant Funds”); (11) Jeremiah Daly; (12) Sjouwerman Enterprises Limited Partnership, a Florida limited partnership, and Sjoerd Sjouwerman (collectively, the “Founder,” and together with the VEPF Funds, the Elephant Funds and the KKR Investor, the “Rollover Stockholders”); and (13) Sjouwerman Management, LLC, a Florida limited liability company.

This Transaction Statement relates to the Agreement and Plan of Merger, dated October 11, 2022 (including all exhibits and documents attached thereto, and as it may be amended from time to time, the “Merger Agreement”), by and among KnowBe4, Parent and Merger Sub. The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into KnowBe4 (the “Merger”), with KnowBe4 surviving the Merger and becoming a wholly owned subsidiary of Parent.

At the effective time of the Merger, each share of KnowBe4 common stock issued and outstanding at the effective time of the Merger (other than (1) the shares contributed to Parent by the Rollover Stockholders pursuant to the Support Agreements (as defined below), and (2) the shares of KnowBe4 common stock (a) held by KnowBe4 as treasury stock; (b) held by Parent or Merger Sub; (c) held by any direct or indirect wholly owned subsidiary of Parent or Merger Sub; or (d) held by stockholders who have neither voted in favor of the Merger nor consented thereto in writing and who have properly demanded appraisal of such shares of KnowBe4 common stock pursuant to, and in accordance with, Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”), if any ((a)-(d) collectively, the “Excluded Shares”)) will be canceled and extinguished and converted into the right to receive cash in an amount equal to $24.90, without interest and subject to any applicable withholding taxes. Upon completion of the Merger, KnowBe4 Class A common stock will no longer be publicly traded, and the Company’s stockholders (other than the Rollover Stockholders indirectly) will cease to have any ownership interest in the Company.

In connection with entering to the Merger Agreement, on October 11, 2022, (1) Parent and KnowBe4 entered into support agreements with (a) the Founder, (b) the KKR Investor and (c) the Elephant Funds; and (2) KnowBe4 entered into a support agreement with the VEPF Funds (collectively, the “Support Agreements”). Pursuant to the Support Agreements, the Rollover Stockholders agreed to vote all of their shares of KnowBe4 common stock in favor of the adoption of the Merger Agreement, subject to certain terms and conditions contained in the Support Agreements. In addition, the Rollover Stockholders agreed to “rollover” a portion of their existing equity in KnowBe4 into an ownership interest in the parent company of Parent or purchase equity in Parent. The Rollover Stockholders have also agreed that, prior to the Record Date (as defined in the Proxy Statement), each of the Rollover Stockholders will convert certain amounts of their shares of KnowBe4 Class B common stock into KnowBe4 Class A common stock.

On September 16, 2022, the Company received a non-binding proposal from Vista Equity Partners Management, LLC, a Delaware limited liability company (“Vista”) to acquire all of the Company’s outstanding shares not already owned by Vista. In response to an inquiry from Vista, the board of directors of the Company (the “Board”) formed a special committee of the Board comprised solely of independent and disinterested directors (“Special Committee”) to engage with Vista, to carefully review Vista’s proposal, to consider other potential value creation opportunities and to take other actions that the Special Committee deemed appropriate. The Special Committee, as more fully described in the preliminary Proxy Statement, evaluated the Merger, with the assistance of its own independent financial and legal advisors. After careful consideration, the Special Committee, pursuant to resolutions adopted at a meeting of the Special Committee held on October 11, 2022, unanimously (1) determined that the Merger Agreement, the Support Agreements, the limited guarantees, dated as of October 11, 2022, entered into by each of Vista Equity Partners Fund VII, L.P., a Delaware limited partnership, and Vista Equity Partners Fund VIII, L.P., a Delaware limited partnership, in favor of the Company (the “Limited Guarantees”), and the other transactions contemplated by the Merger Agreement, including the Merger, are advisable, fair to, and in the best interests of KnowBe4 and the Unaffiliated Stockholders (as defined below); and (2) recommended that the Board approve the Merger Agreement, the Support Agreements, the Limited Guarantees and the transactions contemplated by the Merger Agreement, including the Merger, and determine that the Merger Agreement, the Support Agreements, the Limited Guarantees and the transactions contemplated by the Merger Agreement, including the Merger, are advisable, fair to, and in the best interests of KnowBe4 and the Unaffiliated Stockholders. “Unaffiliated Stockholders” means the holders of KnowBe4 common stock, excluding those shares of KnowBe4 common stock held, directly or indirectly, by or on behalf of (1) Vista, its investment fund affiliates and its portfolio companies majority owned by such investment fund affiliates; (2) KKR & Co. Inc., its investment fund affiliates, its portfolio companies majority owned by such investment fund affiliates and those members of the KnowBe4 Board who are employees of KKR & Co. Inc. or one of its investment fund affiliates; (3) the Elephant Funds, their investment fund affiliates, the portfolio companies majority owned by such investment fund affiliates and those members of the KnowBe4 Board who are employees of the Elephant Funds or one of its investment fund affiliates; and (4) any person that KnowBe4 has determined to be an “officer” of KnowBe4 within the meaning of Rule 16a-1(f) of the Exchange Act. The Special Committee also recommended that, subject to approval by the Board, the Board submit the Merger Agreement to the stockholders of KnowBe4 for their adoption and approval and recommend that the stockholders of KnowBe4 vote in favor of the adoption of the Merger Agreement and the approval of the Merger in accordance with the DGCL.

The Board, acting upon the recommendation of the Special Committee, unanimously (1) determined that the Merger Agreement, the Support Agreements, the Limited Guarantees and the transactions contemplated by the Merger Agreement, including the Merger, are advisable, fair to and in the best interests of KnowBe4 and its stockholders, including the Unaffiliated Stockholders; (2) approved and declared advisable the Merger Agreement, the Support Agreements, the Limited Guarantees and the transactions contemplated by the Merger Agreement, including the Merger; (3) directed that the adoption of the Merger Agreement be submitted to a vote of KnowBe4’s stockholders at a meeting of KnowBe4’s stockholders; and (4) recommended that KnowBe4’s stockholders vote in favor of the adoption of the Merger Agreement and the approval of the Merger in accordance with the DGCL.

The Merger cannot be completed without the affirmative vote of (1) the holders of a majority of the voting power of the outstanding shares of KnowBe4 common stock (voting together as a single class) entitled to vote on the Merger Agreement; (2) the holders of a majority of the voting power of the outstanding shares of KnowBe4 common stock (voting together as a single class) held by the Unaffiliated Stockholders and entitled to vote on the Merger Agreement; (3) the holders of at least a majority of the outstanding shares of KnowBe4 Class A common stock entitled to vote in accordance with the DGCL; and (4) the holders of at least a majority of the outstanding shares of KnowBe4 Class B common stock entitled to vote in accordance with the DGCL.

Concurrently with the filing of this Transaction Statement, the Company is filing an Amendment No. 1 to its proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act with the SEC, pursuant to which the Company is soliciting proxies from the Company’s stockholders in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A. As of the date hereof, the Proxy Statement is in preliminary form, and is subject to completion or amendment. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Schedule 13E-3 and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

Item 2. Subject Company Information

(a) Name and address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger”

“The Parties to the Merger—KnowBe4”

“Important Information Regarding KnowBe4”

“Questions and Answers”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

“Questions and Answers”

“Important Information Regarding KnowBe4—Security Ownership of Certain Beneficial Owners and Management”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding KnowBe4—Market Price of the KnowBe4 Class A Common Stock”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding KnowBe4—Dividends”

(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding KnowBe4—Prior Public Offerings”

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding KnowBe4—Prior Public Offerings”

“Important Information Regarding KnowBe4—Transactions in KnowBe4 Common Stock”

Item 3. Identity and Background of Filing Person

(a) – (c) Name and Address of Each Filing Person; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger”

“The Parties to the Merger”

“Important Information Regarding KnowBe4”

“Important Information Regarding the Purchaser Filing Parties”

Item 4. Terms of the Transaction

(a)-(1) Material terms. Tender offers. Not applicable

(a)-(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the KnowBe4 Board”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for KnowBe4 After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on KnowBe4 If the Merger Is Not Completed”

“Special Factors—Interests of KnowBe4’s Directors and Executive Officers in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Accounting Treatment”

“The Special Meeting—Votes Required”

“The Merger Agreement—Payment Agent, Exchange Fund and Exchange and Payment Procedures”

“The Merger Agreement—Treatment of Shares and Equity Awards”

“The Merger Agreement—Conditions to the Closing of the Merger”

Annex A—Agreement and Plan of Merger

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Limited Guarantees”

“Special Factors—Financing of the Merger”

“Special Factors—Interests of KnowBe4’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Treatment of Shares and Equity Awards”

“The Merger Agreement—Payment Agent, Exchange Fund and Exchange and Payment Procedures”

“The Merger Agreement—Employee Benefits”

“The Merger Agreement—Indemnification and Insurance”

“The Support Agreements”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger

Annex C—Support Agreement (The Founder)

Annex D—Support Agreement (The KKR Investor)

Annex E—Support Agreement (The Elephant Funds)

Annex F—Support Agreement (The VEPF Funds)

Annex G—Support Agreement (Mitnick)

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Appraisal Rights”

“Questions and Answers”

“The Special Meeting—Appraisal Rights”

“Special Factors—Certain Effects of the Merger”

“Appraisal Rights”

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the KnowBe4 Board”

“Provisions for Unaffiliated Stockholders”

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)(1) – (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of KnowBe4’s Directors and Executive Officers in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Limited Guarantees”

“The Merger Agreement”

“The Support Agreements”

“Important Information Regarding KnowBe4—Prior Public Offerings”

“Important Information Regarding KnowBe4—Transactions in KnowBe4 Common Stock”

“Important Information Regarding KnowBe4—Past Contracts, Transactions, Negotiations and Agreements”

“Important Information Regarding the Purchaser Filing Parties”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger

Annex C—Support Agreement (The Founder)

Annex D—Support Agreement (The KKR Investor)

Annex E—Support Agreement (The Elephant Funds)

Annex F—Support Agreement (The VEPF Funds)

Annex G—Support Agreement (Mitnick)

(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the KnowBe4 Board”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Interests of KnowBe4’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

“The Support Agreements”

Annex A—Agreement and Plan of Merger

Annex C—Support Agreement (The Founder)

Annex D—Support Agreement (The KKR Investor)

Annex E—Support Agreement (The Elephant Funds)

Annex F—Support Agreement (The VEPF Funds)

Annex G—Support Agreement (Mitnick)

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Intent of KnowBe4’s Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger”

“Special Factors—Interests of KnowBe4’s Directors and Executive Officers in the Merger”

“Special Factors—Limited Guarantees”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“The Special Meeting—Votes Required”

“The Support Agreements”

“Proposal 2: The Compensation Proposal”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger

Annex C—Support Agreement (The Founder)

Annex D—Support Agreement (The KKR Investor)

Annex E—Support Agreement (The Elephant Funds)

Annex F—Support Agreement (The VEPF Funds)

Annex G—Support Agreement (Mitnick)

Item 6. Purposes of the Transaction, and Plans or Proposals

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Plans for KnowBe4 After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on KnowBe4 if the Merger Is Not Completed”

“Special Factors—Interests of KnowBe4’s Directors and Executive Officers in the Merger”

“Special Factors—Delisting and Deregistration of KnowBe4’s Common Stock”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Effects of the Merger; Certificate of Incorporation; Bylaws; Directors and Officers”

“The Merger Agreement—Treatment of Shares and Equity Awards”

“The Merger Agreement—Payment Agent, Exchange Fund and Exchange and Payment Procedures”

Annex A—Agreement and Plan of Merger

(c)(1) – (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the KnowBe4 Board”

“Special Factors—Opinion of Morgan Stanley & Co. LLC”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for KnowBe4 After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on KnowBe4 if the Merger Is Not Completed”

“Special Factors—Intent of KnowBe4’s Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger”

“Special Factors—Interests of KnowBe4’s Directors and Executive Officers in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Limited Guarantees”

“The Merger Agreement—Effects of the Merger; Certificate of Incorporation; Bylaws; Directors and Officers”

“The Merger Agreement—Treatment of Shares and Equity Awards”

“The Support Agreements”

“Important Information Regarding KnowBe4”

Annex A—Agreement and Plan of Merger

Annex B—Opinion of Morgan Stanley & Co. LLC

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the KnowBe4 Board”

“Special Factors—Opinion of Morgan Stanley & Co. LLC”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for KnowBe4 After the Merger”

“Special Factors—Certain Effects of the Merger”

Annex B—Opinion of Morgan Stanley & Co. LLC

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the KnowBe4 Board”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for KnowBe4 After the Merger”

“Special Factors—Certain Effects on KnowBe4 if the Merger is Not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the KnowBe4 Board”

“Special Factors—Opinion of Morgan Stanley & Co. LLC”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for KnowBe4 After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on KnowBe4 If the Merger Is Not Completed”

“Special Factors—Unaudited Prospective Financial Information”

Annex B—Opinion of Morgan Stanley & Co. LLC

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the KnowBe4 Board”

“Special Factors—Opinion of Morgan Stanley & Co. LLC”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for KnowBe4 After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on KnowBe4 if the Merger Is Not Completed”

“Special Factors—Interests of KnowBe4’s Directors and Executive Officers in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Delisting and Deregistration of KnowBe4’s Common Stock”

“The Merger Agreement—Effects of the Merger; Certificate of Incorporation; Bylaws; Directors and Officers”

“The Merger Agreement—Treatment of Shares and Equity Awards”

“The Merger Agreement—Indemnification and Insurance”

“The Merger Agreement—Employee Benefits”

“Appraisal Rights”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger

Annex B—Opinion of Morgan Stanley & Co. LLC

Item 8. Fairness of the Transaction

(a) – (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the KnowBe4 Board”

“Special Factors—Opinion of Morgan Stanley & Co. LLC”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of KnowBe4’s Directors and Executive Officers in the Merger”

Annex B—Opinion of Morgan Stanley & Co. LLC

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the KnowBe4 Board”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

“The Special Meeting—Votes Required”

“The Special Meeting—Voting of Proxies”

“The Special Meeting—Revocability of Proxies”

“The Merger Agreement—Conditions to the Closing of the Merger”

“Proposal 1: The Merger Proposal”

Annex A—Agreement and Plan of Merger

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the KnowBe4 Board”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the KnowBe4 Board”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Interests of KnowBe4’s ’s Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Intent of KnowBe4’s Directors and Executive Officers in the Merger”

(f) Other offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) – (b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the KnowBe4 Board”

“Special Factors—Opinion of Morgan Stanley & Co. LLC”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Where You Can Find Additional Information”

Annex B—Opinion of Morgan Stanley & Co. LLC

Fairness Opinion Presentation Materials of Morgan Stanley & Co. LLC to the Special Committee, dated October 10, 2022, and preliminary discussion materials dated July 28, 2022, August 19, 2022, September 15, 2022, September 15, 2022 and September 29, 2022, which are filed as Exhibit (c)(ii)-(vii), respectively, and are incorporated herein by reference.

(c) Availability of documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity holder of the Common Stock or by a representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a) – (b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

“Special Factors—Limited Guarantees”

“The Merger Agreement—Efforts to Close the Merger”

“The Merger Agreement—Conditions to the Closing of the Merger”

“The Merger Agreement—Conduct of Business Pending the Merger”

Annex A—Agreement and Plan of Merger

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Certain Effects on KnowBe4 if the Merger Is Not Completed”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

“The Merger Agreement—Fees and Expenses”

“The Merger Agreement—Termination Fees and Remedies”

Annex A—Agreement and Plan of Merger

Item 11. Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of KnowBe4’s Directors and Executive Officers in the Merger”

“Important Information Regarding KnowBe4—Security Ownership of Certain Beneficial Owners and Management”

“Important Information Regarding the Purchaser Filing Parties”

“The Support Agreements”

Annex C—Support Agreement (The Founder)

Annex D—Support Agreement (The KKR Investor)

Annex E—Support Agreement (The Elephant Funds)

Annex F—Support Agreement (The VEPF Funds)

Annex G—Support Agreement (Mitnick)

(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Important Information Regarding KnowBe4—Transactions in KnowBe4 Common Stock”

“Important Information Regarding KnowBe4—Prior Public Offerings”

“The Merger Agreement”

“Support Agreements”

Annex A—Agreement and Plan of Merger

Annex C—Support Agreement (The Founder)

Annex D—Support Agreement (The KKR Investor)

Annex E—Support Agreement (The Elephant Funds)

Annex F—Support Agreement (The VEPF Funds)

Annex G—Support Agreement (Mitnick)

Item 12. The Solicitation or Recommendation

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the KnowBe4 Board”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Intent of KnowBe4’s Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Intent of Certain Stockholders to Vote in Favor of the Merger”

“The Special Meeting—Votes Required”

“The Support Agreements”

Annex C—Support Agreement (The Founder)

Annex D—Support Agreement (The KKR Investor)

Annex E—Support Agreement (The Elephant Funds)

Annex F—Support Agreement (The VEPF Funds)

Annex G—Support Agreement (Mitnick)

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the KnowBe4 Board”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Proposal 1: The Merger Proposal”

Item 13. Financial Information

(a) Financial statements. The audited consolidated financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, the financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, and the financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 are incorporated herein by reference.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Unaudited Prospective Financial Information”

“Important Information Regarding KnowBe4—Book Value Per Share”

“Where You Can Find Additional Information”

(b) Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) – (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the KnowBe4 Board”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Interests of KnowBe4’s Directors and Executive Officers in the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Item 15. Additional Information

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of KnowBe4’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Treatment of Shares and Equity Awards”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

The following exhibits are filed herewith:

(a)(2)(i)	Preliminary Proxy Statement of KnowBe4, Inc. (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(ii)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iii)	Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(v)+	Equity FAQs, dated October 20, 2022 (included in Schedule 14A filed on October 20, 2022 and incorporated herein by reference).

(a)(2)(vi)+	Email to Customers and Partners, dated October 12, 2022 (included in Schedule 14A filed on October 12, 2022 and incorporated herein by reference).

(a)(2)(vii)+	Email to Employees, dated October 12, 2022 (included in Schedule 14A filed on October 12, 2022 and incorporated herein by reference).

(a)(2)(viii)+	Employee FAQs, dated October 12, 2022 (included in Schedule 14A filed on October 12, 2022 and incorporated herein by reference).

(a)(2)(ix)+	Email to Investors and Analysts, dated October 12, 2022 (included in Schedule 14A filed on October 12, 2022 and incorporated herein by reference).

(a)(2)(x)+	Transcript of Employee Town Hall, dated October 12, 2022 (included in Schedule 14A filed on October 12, 2022 and incorporated herein by reference).

(a)(2)(xi)+	Current Report on Form 8-K, dated October 13, 2022 (included in Schedule 14A filed on October 13, 2022 and incorporated herein by reference).

(a)(2)(xii)+	Current Report on Form 8-K, dated October 12, 2022 (included in Schedule 14A filed on October 12, 2022 and incorporated herein by reference).

(a)(2)(xiii)	Current Report on Form 8-K, dated December 8, 2022 (included in Schedule 14A filed on December 8, 2022 and incorporated herein by reference).

(a)(5)(i)+	Press Release, dated October 11, 2022 (included in Schedule 14A filed on October 12, 2022 and incorporated herein by reference).

(c)(i)	Opinion of Morgan Stanley & Co. LLC, dated October 11, 2022 (included as Annex B to the Proxy Statement and incorporated herein by reference).

(c)(ii)*	Fairness Opinion Presentation Materials of Morgan Stanley & Co. LLC to the Special Committee, dated October 10, 2022.

(c)(iii)*	Preliminary Discussion Materials of Morgan Stanley & Co. LLC for the Special Committee, dated July 28, 2022.

(c)(iv)*	Preliminary Discussion Materials of Morgan Stanley & Co. LLC for the Special Committee, dated August 19, 2022.

(c)(v)*	Preliminary Discussion Materials of Morgan Stanley & Co. LLC for the Special Committee, dated September 15, 2022.

(c)(vi)	Preliminary Discussion Materials of Morgan Stanley & Co. LLC for the Special Committee, dated September 15, 2022.

(c)(vii)*	Preliminary Discussion Materials of Morgan Stanley & Co. LLC for the Special Committee, dated September 29, 2022.

(d)(i)	Agreement and Plan of Merger, dated as of October 11, 2022, by and among the Company, Parent, and Merger Sub (included as Annex A to the Proxy Statement and incorporated herein by reference).

(d)(ii)

Support Agreement, dated as of October  11, 2022, by and among the Parent, the Company, Stu Sjouwerman and Sjouwerman Enterprises Limited Partnership (included as Annex C to the Proxy Statement and incorporated herein by reference).

(d)(iii)

Support Agreement, dated as of October 11, 2022, by and among the Parent, the Company, and KKR Knowledge Investors L.P. (included as Annex D to the Proxy Statement and incorporated herein by reference).

(d)(iv)

Support Agreement, dated as of October 11, 2022, by and among the Parent, the Company, Elephant Partners I, LP, Elephant Partners II, LP for Elephant Partners II-B, LP, and Elephant Partners 2019 SPV-A, LP (included as Annex E to the Proxy Statement and incorporated herein by reference).

(d)(v)

Support Agreement, dated as of October  11, 2022, by and among the Parent, the Company, VEPF VII SPV I, L.P., and VEPF VII SPV I Holdings, L.P. (included as Annex F to the Proxy Statement and incorporated herein by reference).

(d)(vi)+	Amended and Restated Commitment Letter, executed by the Commitment Parties thereto and accepted and agreed to by Oranje Holdco, LLC, dated October 14, 2022.

(d)(vii)+	Equity Commitment Letter, executed by Vista Equity Partners Fund VII, L.P. and accepted and agreed to by Oranje Holdco, LLC, dated October 11, 2022.

(d)(viii)+	Equity Commitment Letter, executed by Vista Equity Partners Fund VIII, L.P. and accepted and agreed to by Oranje Holdco, LLC, dated October 11, 2022.

(d)(ix)+	Equity Commitment Letter, executed by KKR Knowledge Investors L.P. and accepted and agreed to by Oranje Holdco, LLC, dated October 11, 2022.

(d)(x)+	Limited Guarantee, dated October 11, 2022, between Vista Equity Partners Fund VII, L.P. and KnowBe4, Inc.

(d)(xi)+	Limited Guarantee, dated October 11, 2022, between Vista Equity Partners Fund VIII, L.P. and KnowBe4, Inc.

(d)(xii)

Support Agreement, dated as of December 8, 2022, by and between the Company and Kevin Mitnick, as trustee of the Kevin Mitnick Family Trust dated 8/31/20, by and on behalf of such trust (included as Annex G to the Proxy Statement and incorporated herein by reference).

(f)	Section 262 of the Delaware General Corporation Law.

(g)	None.

107+	Filing Fee Table.

+	Previously filed with the Transaction Statement on Schedule 13E-3 filed with the SEC on November 14, 2022.
*	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

KNOWBE4, INC.

By:	/s/ Sjoerd Sjouwerman
Name:	Sjoerd Sjouwerman
Title:	Chief Executive Officer

[Signature Page to SC 13e-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ORANJE HOLDCO, LLC

By:	/s/ Nicholas Prickel
Name:	Nicholas Prickel
Title:	Vice President

ORANJE MERGER SUB, INC.

By:	/s/ Nicholas Prickel
Name:	Nicholas Prickel
Title:	Vice President

[Signature Page to SC 13e-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

SJOUWERMAN ENTERPRISES LIMITED PARTNERSHIP

By:	Sjouwerman Management, LLC
Its:	General Manager

By:	/s/ Sjoerd Sjouwerman
Name:	Sjoerd Sjouwerman
Title:	Manager

By:	/s/ Rebecca Weiss Sjouwerman
Name:	Rebecca Weiss Sjouwerman
Title:	Manager

SJOUWERMAN MANAGEMENT, LLC

By:	/s/ Sjoerd Sjouwerman
Name:	Sjoerd Sjouwerman
Title:	Manager

By:	/s/ Rebecca Weiss Sjouwerman
Name:	Rebecca Weiss Sjouwerman
Title:	Manager

SJOERD SJOUWERMAN

By:	/s/ Sjoerd Sjouwerman
Name:	Sjoerd Sjouwerman

[Signature Page to SC 13e-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

VEPF VII SPV I, L.P.

By:	Vista Equity Partners Fund VII GP, L.P.
Its:	General Partner

By:	VEPF VII GP, Ltd.
Its:	General Partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

VEPF VII SPV I HOLDINGS, L.P.

By:	Vista Equity Partners Fund VII GP, L.P.
Its:	General Partner

By:	VEPF VII GP, Ltd.
Its:	General Partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

VISTA EQUITY PARTNERS FUND VII GP, L.P.

By:	VEPF VII GP, Ltd.
Its:	General Partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

[Signature Page to SC 13e-3]

VEPF VII GP, LTD.

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

ROBERT F. SMITH

/s/ Robert F. Smith

[Signature Page to SC 13e-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ELEPHANT PARTNERS I, L.P.

By:	Elephant Partners GP I, LLC
Its:	General Partner

By:	/s/ Patrick Cammarata, attorney-in-fact
Name:	Jeremiah Daly
Title:	Managing Member

ELEPHANT PARTNERS II, L.P.

By:	Elephant Partners GP II, LLC
Its:	General Partner

By:	/s/ Patrick Cammarata, attorney-in-fact
Name:	Jeremiah Daly
Title:	Managing Member

ELEPHANT PARTNERS 2019 SPV-A, L.P.

By:	Elephant Partners GP I, LLC
Its:	General Partner

By:	/s/ Patrick Cammarata, attorney-in-fact
Name:	Jeremiah Daly
Title:	Managing Member

[Signature Page to SC 13e-3]

ELEPHANT PARTNERS II-B, L.P.

By:	Elephant Partners GP II, LLC
Its:	General Partner

By:	/s/ Patrick Cammarata, attorney-in-fact
Name:	Jeremiah Daly
Title:	Managing Member

JEREMIAH DALY

By:	/s/ Patrick Cammarata, attorney-in-fact
Name:	Jeremiah Daly

[Signature Page to SC 13e-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

KKR KNOWLEDGE INVESTORS L.P.

By: KKR Knowledge Investors GP LLC, its general partner

By:	/s/ Stephen Shanley
Name:	Stephen Shanley
Title:	Vice President

STEPHEN SHANLEY

By:	/s/ Stephen Shanley
Name:	Stephen Shanley

[Signature Page to SC 13e-3]